Exhibit 1.A.(3)(c)

                      Commission Schedule for PruSelect III

1)   Commissions

     o First Year Commissions - The rate will be no more then 25% of the premiums received up to the target premium and 5.25% in excess of the target premium.

     o Renewal Commissions, Service Commissions and Drop-Ins - The rate will be no more than 15.5% of the premium received up to the target premium and 2% in excess of the target premium for years 2-4. After year 4, the rate will be 2% up to the target premium and 2% of the premium received in excess of the target premium.

     o Trail Commissions - Trail commissions up to .05% of the Contract Fund may be paid as if the end of each calendar quarter for contract year 5 through 14 and .025 thereafter.

2)   Commission Recaptures

     o Lapses - There is no commission charge back for lapses in any policy year.

     o Surrenders - If a PruSelect III policy is fully surrendered in the first four policy years, 50% of commission on any premiums paid in the previous twelve months ending on the surrender effective date,
          starting  on  the  following  day  in  the  previous  year,   will  be
          recaptured.

3)   Other Broker-Dealers

     The contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than that stated above.